UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

GIGAMEDIA LIMITED

(Name of Issuer)

Ordinary shares, par value NT$10 per share

(Title of Class of Securities)

Y2711Y104 (CUSIP Number)

December 31, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2711Y104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Microsoft Corporation, 91-1144442

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization WA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 10,000,000 (1) 6. Shared Voting Power 0 7. Sole Dispositive Power 10,000,000 (1) 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,000,000 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.6% (2)

12.	Type of Reporting Person (See Instructions) CO

(1) Pursuant to Rule 13d-3(d), this number includes 10,000,000 Gigamedia Limited ordinary shares which Microsoft has the right to acquire at a price of US$6.60 per share on exercise of an Ordinary Shares Purchase Warrant issued to Microsoft on November 23, 1999 (the “Warrant”). The Warrant must be exercised on or before November 23, 2004. Microsoft has elected the payment of a dilution fee under the Warrant in connection with the return of capital distributed to holders of ordinary shares by Gigamedia on March 29, 2002.

(2) Based on the number of Gigamedia ordinary shares outstanding as of August 7, 2003, as reported in Gigamedia’s Form 20-F/A filed with the Securities and Exchange Commission on August 15, 2003.

Item 1.	(a)	Name of Issuer Gigamedia Limited

	(b)	Address of Issuer’s Principal Executive Offices 122 Tunhua North Road, Taipei, Taiwan, R.O.C.

Item 2.	(a)	Name of Person Filing Microsoft Corporation

	(b)	Address of Principal Business Office or, if none, Residence One Microsoft Way, Redmond, Washington 98052

	(c)	Citizenship WA

	(d)	Title of Class of Securities ordinary shares, par value NT$10 per share

	(e)	CUSIP Number Y2711Y104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: 10,000,000 (1)

	(b)	Percent of class: 16.6% (2)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 10,000,000 (1)

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of 10,000,000 (1)

(iv) Shared power to dispose or to direct the disposition of 0

(1) Pursuant to Rule 13d-3(d), this number includes 10,000,000 Gigamedia Limited ordinary shares which Microsoft has the right to acquire at a price of US$6.60 per share on exercise of an Ordinary Shares Purchase Warrant issued to Microsoft on November 23, 1999 (the “Warrant”). The Warrant must be exercised on or before November 23, 2004. Microsoft has elected the payment of a dilution fee under the Warrant in connection with the return of capital distributed to holders of ordinary shares by Gigamedia on March 29, 2002.

(2) Based on the number of Gigamedia ordinary shares outstanding as of August 7, 2003, as reported in Gigamedia’s Form 20-F/A filed with the Securities and Exchange Commission on August 15, 2003.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of Group Not applicable

Item 10.	Certification Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 9, 2004

Date

/s/ JOHN G. CONNORS

Signature

John G. Connors Senior Vice President and Chief Financial Officer

Name/Title

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